UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Chemomab Therapeutics Ltd.
(Name of Issuer)

Ordinary Shares, no par value per share
(Title of Class of Securities)

16385C104**
(CUSIP Number)

March 16, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** This CUSIP applies to the Issuer’s American Depositary Shares, each representing 20 Ordinary Shares.

CUSIP No. 16385C104
1		NAMES OF REPORTING PERSONS
Rivendell Investments 2017-9 LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
22,631,260 Ordinary Shares(1)
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
22,631,260 Ordinary Shares(1)
	8	SHARED DISPOSITIVE POWER
0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,631,260 Ordinary Shares(1)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.6%(2)
12		TYPE OF REPORTING PERSON
OO
__________________________
(1)  Includes (i) 22,170,180 Ordinary Shares that are represented by 1,108,509 American Depositary Shares and (ii) 461,080 Ordinary Shares that are represented by a warrant to purchase 23,054 American Depositary Shares that is immediately exercisable. Each American Depositary Share of the Issuer represents 20 Ordinary Shares of the Issuer.

(2)  Percentage ownership based on 10,697,975 American Depositary Shares of the Issuer outstanding as of March 16, 2021, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 17, 2021.

CUSIP No. 16385C104
1		NAMES OF REPORTING PERSONS
Peter Thiel
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
22,631,260 Ordinary Shares(1)(2)
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
22,631,260 Ordinary Shares(1)(2)
	8	SHARED DISPOSITIVE POWER
0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,631,260 Ordinary Shares(1)(2)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.6%(3)
12		TYPE OF REPORTING PERSON
IN
_________________________
(1)  Includes (i) 22,170,180 Ordinary Shares that are represented by 1,108,509 American Depositary Shares and (ii) 461,080 Ordinary Shares that are represented by a warrant to purchase 23,054 American Depositary Shares that is immediately exercisable. Each American Depositary Share of the Issuer represents 20 Ordinary Shares of the Issuer.

(2)  These securities are held of record by Rivendell Investments 2017-9 LLC. Peter Thiel is the beneficial owner of Rivendell Investments 2017-9 LLC and has sole voting and investment power over the securities held by Rivendell Investments 2017-9 LLC.

(3)  Percentage ownership based on 10,697,975 American Depositary Shares of the Issuer outstanding as of March 16, 2021, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 17, 2021.

Item 1(a).  Name of Issuer:

Chemomab Therapeutics Ltd.

Item 1(b).  Address of Issuer’s Principal Executive Offices:

Kiryat Atidim, Building 7
Tel Aviv, Israel  6158002

Item 2(a).  Name of Person Filing

This Statement on Schedule 13G has been filed on behalf of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

1.	Rivendell Investments 2017-9 LLC
2.	Peter Thiel

Item 2(b). Address of Principal Business Office or, if none, Residence:

The address of Rivendell Investments 2017-9 LLC is 1209 Orange Street, Wilmington, Delaware 19801.

The address of Peter Thiel is c/o Thiel Capital LLC, 9200 Sunset Boulevard, Suite 1110, West Hollywood, California 90069.

Item 2(c).  Citizenship:

See Row 4 of cover page for each Reporting Person.

Item 2(d).  Title of Class of Securities.

Ordinary shares, no par value per share (“Ordinary Shares”)

Item 2(e).  CUSIP Number:

16385C104

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.  Ownership.

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

Item 5.  Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6.  Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

The Reporting Persons are filing this Schedule 13G jointly, but not as members of a group, and each expressly disclaims membership in a group.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 26, 2021	RIVENDELL INVESTMENTS 2017-9 LLC

By: /s/ Peter Thiel
Name: Peter Thiel
Title: Authorized Signatory

/s/ Peter Thiel
Peter Thiel

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned individually acknowledges and agrees that the foregoing statement on Schedule 13G is filed on behalf of such person and that subsequent amendments to this statement on Schedule 13G may be filed on behalf of such person without the necessity of filing an additional joint filing agreement.

Dated: March 26, 2021	RIVENDELL INVESTMENTS 2017-9 LLC

By: /s/ Peter Thiel
Name: Peter Thiel
Title: Authorized Signatory

/s/ Peter Thiel
Peter Thiel